UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Subject Company)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Vivienne R. Schiffer

Senior Vice President, Chief Legal Officer,

Chief Compliance Officer and Corporate Secretary

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, Texas 77024

(346) 359-1010

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

John P. Kelsh

Scott R. Williams

Leigh B. Rorick

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the cash tender offer made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”), at a purchase price of $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholding (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 4, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The fifth bullet point of the subsection titled “—Arrangements Between the Company and its Executive Officers and Directors—Interests of Certain Persons” on page 4 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined and deleted text crossed through).

•

“Pursuant to the Merger Agreement, the potential receipt of retention bonuses under a retention plan that the Company will adopt, with terms to be agreed to between the Company and Saltchuk ~~which will be disclosed in an amendment hereto once such terms have been determined~~. The terms of the retention plan continue to be developed.”

The subsection titled “—Arrangements Between the Company and its Executive Officers and Directors—Director Compensation” on page 7 of the Schedule 14D-9 is hereby amended and supplemented as follows (new language underlined and deleted text crossed through):

“For 2026, the annual ~~cash~~ retainer for non-employee directors is $~~160,000~~176,000, generally payable $80,000 in cash and $~~80,000~~96,000 in fully vested Shares. In connection with the Transactions, the compensation committee of the Company Board expects to approve a change in the form of payment of the annual retainers for Earl Shipp and Dana Armstrong, the Company’s non-employee directors who do not elect to defer receipt of such payment under the Great Lakes Dredge and Dock Corporation Director Deferral Plan. Due to the administrative difficulty of issuing Shares within a day of the Initial Expiration Date, the compensation committee of the Company Board expects to approve the payment of such grants 100% in cash. The value of the retainers will remain the same. Additional annual ~~cash~~ retainers for the Chairs of the Board, Audit, Compensation, and Nominating, Corporate Governance and Sustainability Committees are $100,000, $20,000, $10,000 and $7,500, respectively. The additional annual retainer for the Chair of the Board is paid entirely in equity, and the additional annual retainers for the other Chairs are paid 50% in cash and

50% in equity. Additional annual cash retainers for the non-Chair members of the Audit, Compensation and Nominating, Corporate Governance and Sustainability Committees are $5,000, $4,000 and $4,000, respectively.”

A new subsection titled, “—Arrangements Between the Company and its Executive Officers and Directors—Payments Upon Termination or Change of Control—Retirement of David Johanson” is added on page 9 of the Schedule 14D-9 directly after the subsection titled “Employment Agreement Amendments and Retention Bonuses”:

“Retirement of David Johanson

On March 17, 2026, the Company announced that David Johanson, Senior Vice President, Project Acquisition and Operations, will retire, effective March 27, 2026. In connection with his retirement, Mr. Johanson and Great Lakes Dredge and Dock Company, LLC (a subsidiary of the Company) entered into a Restrictive Covenant Agreement, dated March 20, 2026 (the “Restrictive Covenant Agreement”). The Restrictive Covenant Agreement provides that Mr. Johanson will receive continued vesting of his outstanding equity awards, subject to the terms of the Restrictive Covenant Agreement (including Mr. Johanson’s continued compliance with his non-competition, non-solicitation, and non-interference with business relationships obligations as described therein, which will remain in effect through March 27, 2028) and the Merger Agreement.

The foregoing description of the Restrictive Covenant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Restrictive Covenant Agreement, which is filed and attached hereto as Exhibit (e)(15).”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(15)	Restrictive Covenant Agreement, by and between David Johanson and Great Lakes Dredge & Dock Company, LLC, dated March 20, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Vivienne R. Schiffer
Name: Vivienne R. Schiffer
Title: Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Date: March 27, 2026